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                                                                     EXHIBIT 3.3

                    FORM OF AMENDMENTS TO BY-LAWS OF PARENT

     The By-laws of Parent shall be amended to include the following Article
XIV:

                                  ARTICLE XIV

                               SPECIAL PROVISIONS

     SECTION 1. Board of Directors; Nominating Committees. Until December 31, 2002 (the "Initial Period"), the Board shall maintain the existence of two Nominating Committees, one of which shall be designated the Group One Nominating Committee and comprised at all times of all (and only) Group One Directors (defined below) and one of which shall be designated the Group Two Nominating Committee and comprised at all times of all (and only) the Group Two Directors (defined below). The Group One Nominating Committee shall be vested with the power and authority (x) to recommend to the Board up to five candidates for nomination by the Board for election at each annual meeting of the stockholders and (y) to designate persons to fill vacancies on the Board as set forth below. The Group Two Nominating Committee shall be vested with the power and authority
(x) to recommend to the Board up to seven candidates for nomination by the Board for election at each annual meeting of the stockholders and (y) to designate persons to fill vacancies on the Board as set forth below. The Board shall nominate for election at each annual meeting of the stockholders, and identify as candidates for election as directors on the applicable notice of meeting given pursuant to Article II, Section 4 of these By-laws and in any accompanying document, and subject to the next sentence may only nominate: (x) up to five candidates recommended by the Group One Nominating Committee and (y) up to seven candidates recommended by the Group Two Nominating Committee. In connection with any annual meeting of the stockholders occurring after the completion of a Combination Transaction (defined below), the Board may also nominate, in addition to the candidates nominated pursuant to the prior sentence, candidates who, if elected, would be Combination Directors (defined below). For purposes of this Article XIV, the term "Group One Director" means, so long as such person is a Director, (i) any person designated by The Coastal Corporation ("Coastal") pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 17, 2000, between the corporation, El Paso Merger Company and Coastal who became a Director at the effective time of the merger consummated pursuant to the Merger Agreement (the "Effective Time") and (ii) any person (other than a Combination Director) who subsequently becomes a Director and was recommended or designated by the Group One Nominating Committee pursuant to this Article XIV; the term "Group Two Director" means, so long as such person is a Director, (i) any person designated by the corporation pursuant to the Merger Agreement who was a Director at the Effective Time and (ii) any person (other than a Combination Director) who subsequently becomes a Director and who is recommended or designated by the Group Two Nominating Committee pursuant to this Article XIV; and the term "Combination Director" means, so long as such person is a Director, (i) any person first elected or appointed as a Director in connection with a Combination Transaction and (ii) any person who becomes a Director and was nominated or designated by the Board to replace a Combination Director. "Combination Transaction" means any merger, consolidation or other business combination transaction the definitive agreement for which is first approved by the Board after the Effective Time (including any acquisition of any business or entity pursuant to a stock or asset purchase or otherwise) by or involving the corporation or any subsidiary of the Corporation. In the event that at any time during the Initial Period, a Group One Director shall resign from the Board, during the Initial Period, the Group One Nominating Committee shall have the sole power and authority to designate the person to fill the vacancy created by such resignation. In the event that at any time during the Initial Period a Group Two Director shall resign from the Board, during the Initial Period, the Group Two Nominating Committee shall have the sole power and authority to fill the vacancy created by such resignation. In the event that any Combination Director shall resign from the Board, the Board may designate a person to fill the vacancy created by such resignation. During the Initial Period, no special
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meeting of the stockholders may be called for the purpose of removing or electing one or more Directors (other than Combination Directors or candidates who, if elected, would be Combination Directors) without the approval of (x) the Board in accordance with these By-laws (other than this Article XIV) and (y) at least two-thirds of all of the Group One Directors and Group Two Directors, voting together. The provisions of Section 6 of Article IV of these By-laws (other than the first sentence) shall be applicable to the Nominating Committees. During the Initial Period, the Board shall consist of 12 Directors; provided, however, that the Board may, in accordance with Section 1 of Article III of these By-laws, increase the number of Directors to constitute the Board solely in connection with one or more Combination Transactions.

     SECTION 2. Certain Officers. William A. Wise shall be the Chairman of the Board from and after January 1, 2001 (or any earlier time at which there is no Chairman of the Board). William A. Wise shall also be the Chief Executive Officer and President after the Effective Time. During such period in which William A. Wise is to be Chairman of the Board and/or Chief Executive Officer and President, as applicable, pursuant to this Section 2, William A. Wise may not be removed from such office without the approval of (x) the Board in accordance with these By-laws (other than this Article XIV) and (y) at least two-thirds of all Group One Directors and Group Two Directors, voting together. David A. Arledge shall be the Vice Chairman of the Board after the Effective Time and may not be removed from such office during the Initial Period without the approval of (x) the Board in accordance with these By-laws (other than this Article XIV), and (y) at least two-thirds of all the Group One Directors and Group Two Directors, voting together. The provisions of the last sentence of
Section 6 of Article V of these By-laws shall not be applicable at all times during which William A. Wise is Chairman of the Board.

     SECTION 3. Superceding Effect; Amendments. During the Initial Period, the provisions of this Article XIV, Sections 6 and 7 of Article V, Section 8 of
Article IV (to the extent applicable to the Nominating Committees) and Section 1 of Article III (to the extent applicable to the last sentence of Section 1 of this Article XIV) shall supercede the provisions of the other Articles and Sections of these By-laws to the extent there is a conflict between the provisions of this Article XIV, Sections 6 and 7 of Article V, Section 8 of
Article IV (to the extent applicable to the Nominating Committees) and Section 1 of Article III (to the extent applicable to the last sentence of Section 1 of this Article XIV), on the one hand, and the provisions of such other Articles and Sections, on the other hand. During the Initial Period, this Article XIV, Sections 6 and 7 of Article V, Section 8 of Article IV (to the extent applicable to the Nominating Committees) and Section 1 of Article III (to the extent applicable to the last sentence of Section 1 of this Article XIV) may not be altered, repealed or superceded by action of the Board without the approval of
(x) the Board in accordance with these By-laws (other than this Article XIV), and (y) at least two-thirds of all of the Group One Directors and Group Two Directors, voting together.

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